TAL Education Group

5/F, Tower B, Heying Center

Xiaoying West Street, Haidian District

Beijing 100085

People’s Republic of China

September 16, 2022

VIA EDGAR

Mr. Donald Field

Ms. Mara Ransom

Mr. Scott Stringer

Mr. Joel Parker

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TAL Education Group (the “Company”)
Form 20-F for the Fiscal Year Ended February 28, 2022
Response Dated May 31, 2022
File No. 001-34900

Dear Mr. Field, Ms. Ransom, Mr. Stringer and Mr. Parker:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 1, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended February 28, 2022 filed with the Commission on June 14, 2022 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended February 28, 2022

The Holding Foreign Companies Accountable Act, page 6

1.	When discussing the Holding Foreign Companies Accountable Act, in future filings please update your disclosure throughout your filing to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

TAL Education Group

September 16, 2022

In response to the Staff’s comment, the Company respectfully proposes to amend its 2022 Form 20-F to provide the relevant disclosure as follows (with underlines and strike lines showing the changes against the disclosure in the 2022 Form 20-F), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure.

Page 6:

The Holding Foreign Companies Accountable Act

Our ADSs will be delisted and our ADSs and shares will be prohibited from trading in the over-the-counter market in 2024 under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The PCAOB has been unable, and is currently unable, to inspect our auditor in relation to their audit work performed for our financial statements. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The PCAOB identified our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the United States could take place in 2024. In July 2022, the SEC conclusively listed TAL Education Group as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended February 28, 2022. On August 26, 2022, the PCAOB signed a Statement of Protocol with the Chinese authorities governing inspections and investigations of audit firms based in Mainland China and Hong Kong, which marks the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in Mainland China and Hong Kong. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In addition, the proposed changes to the law would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If the proposed provision is enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the United States in 2023. See “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Page 42 (Item 3. Key Information—D. Risk Factors):

TAL Education Group

September 16, 2022

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC Ministry of Finance governing inspections and investigations of audit firms based in Mainland China and Hong Kong, which marks the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in Mainland China and Hong Kong. However, uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol.

Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the HFCAA was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The PCAOB identified our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. ~~Therefore, we expect to be identified as a “Commission-Identified Issuer” shortly after the filing of this annual report on Form 20-F.~~ In July 2022, the SEC conclusively listed TAL Education Group as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended February 28, 2022.

TAL Education Group

September 16, 2022

On August 26, 2022, the PCAOB signed a Statement of Protocol with the Chinese authorities governing inspections and investigations of audit firms based in Mainland China and Hong Kong, which marks the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in Mainland China and Hong Kong. See “—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.”

Furthermore, by the end of 2022, the PCAOB is required to assess whether China remains a jurisdiction where the PCAOB is not able to inspect and investigate completely auditors registered with the PCAOB. If the PCAOB again concludes that it is not able to inspect and investigate completely audit firms in Mainland China and Hong Kong, we will be identified as a “Commission-Identified Issuer” for the second year after we file our annual report on Form 20-F for the year ending February 28, 2023 which is due by June 30, 2023.

Whether the PCAOB will be able to satisfactorily conduct inspections and investigations of registered public accounting firms headquartered in Mainland China and Hong Kong, including our auditor, before the issuance of our financial statements on the annual report on Form 20-F for the year ending February 29, 2024 which is due by June 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control, including the implementation of the Statement of Protocol signed by the PCAOB and the Chinese authorities. If our ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would materially and adversely affect our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

TAL Education Group

September 16, 2022

Permissions Required from the PRC Authorities for Our Operations, page 6

2.	We note your response to comment 3. Your disclosure does not appear to discuss the basis of your conclusion that you are not required to obtain permissions from or complete filings with the China Securities Regulatory Commission in connection with any offering of securities to foreign investors, as your reference to PRC counsel appears to be in connection with CAC permissions or approvals. Revise to clarify.

In response to the Staff’s comment, the Company respectfully proposes to amend its 2022 Form 20-F to provide the relevant disclosure as follows (with underlines and strike lines showing the changes against the disclosure in the 2022 Form 20-F), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Permissions Required from the PRC Authorities for Our Operations

. . .

Furthermore, in connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the Consolidated Affiliated Entities (i) have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or have not been denied such requisite permissions by the CSRC or the CAC. Our PRC counsel has consulted the relevant government authorities, which acknowledged that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC for conducting a securities offering or maintain our listing status on the NYSE. In addition, on December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and who intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, or similar interests, are required to file with the CSRC within three business days after submitting their application documents. The Draft Filing Measures also provides that a PRC domestic company must file with the CSRC within three business days for its follow-on offering of securities or issue of securities to purchase assets after it is listed in an overseas market. Our PRC counsel has advised us that, as of the date of this annual report, the Draft Overseas Listing Provisions and the Draft Filing Measures were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty. As such, we believe that under the currently effective PRC laws and regulations, we are not required to obtain permissions from or complete filings with the CSRC in connection with any offering of securities to foreign investors as of the date of this annual report.

TAL Education Group

September 16, 2022

However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us and published a series of proposed rules for public comments in this regard, the enaction timetable, final content, interpretation and implementation of most of which remains uncertain. Therefore, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our future offshore offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

Notes to the Consolidated Financial Statements

Organization and Principal Activities

3.	Please explain your consideration of whether the cessation of your K9 Academic AST Services should be reported as a discontinued operation. Refer to ASC 205-20-45-1.

The Company respectfully advises the Staff that the Company’s business decision to cease K9 Academic AST Services in mainland China, which represented tutoring services related to academic classes to students from kindergarten through grade nine, was a result of the new regulatory policies promulgated in 2021 and reduced selected service offerings within its tutoring services.

TAL Education Group

September 16, 2022

The Company considered the guidance included ASC 205-20-45-1A through 1C and concluded that discontinued operation is not applicable to K9 Academic AST Services in mainland China as it did not meet the definition of a component of an entity or a group of components of an entity and the cessation of such services did not represent a strategic shift. Further analysis is provided below for the Staff's consideration.

Analysis on the Definition of Component of an Entity

ASC 205-20-20 defines a component of an entity as:

“A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.”

The Company respectfully advises the Staff that it concluded that the operation of K9 Academic AST Services in mainland China does not meet the definition of a component of the Company because the operations and cash flows related to the K9 Academic AST Services in mainland China are not separately distinguishable from the rest of the Company’s services. Before the cessation of K9 Academic AST Services in mainland China, the Company primarily provided learning services to K12 students (i.e. before the first grade through the last year of high school), covering both core academic subjects as well as non-academic enrichment programs. The ceased K9 Academic AST Services in mainland China were included in those learning services and shared the same technology, platform, physical learning centers/online platforms, service personnel, R&D and brand resources so that services are delivered in the similar pattern consistently across all grades and programs. For instance, physical learning centers and online learning platforms were operated to deliver learning services covering both academic and non-academic subjects to all grades, and operating expenses were incurred to support all learning services. The Company has not historically maintained a separate set of discrete financial information for the ceased revenue stream as the operation of this revenue stream was not distinguishable in terms of cash flows, assets, liabilities, and other operation results from the rest of the tutoring services. Based on above, the Company concluded that the ceased K9 Academic AST services in mainland China did not meet the definition of a component.

Analysis on the Strategic Shift

The Company respectfully advises that a strategic shift did not occur because the Company’s strategy both prior to and subsequent to the cessation of K9 Academic AST services in mainland China remains unchanged. Specifically, the Company continues to provide academic and non-academic AST tutoring services to high school students (i.e. tenth to twelfth grade) as well non-academic AST tutoring services to K9 students under the guidance from relevant government authorities. Those services use the remaining learning centers facilities and service centers, the same technology, platforms and management resources as the ceased K9 Academic AST Services in mainland China it used to operate. As such, the Company views the cessation of its K9 Academic AST Services in mainland China mainly as a cessation of a revenue stream as opposed to a strategic shift as it did not significantly change the way the management runs its business operations but rather resulted in a downsizing of selected services within its tutoring service offerings that it was previously providing. Additionally, from a geographical perspective, there was no change in the major cities where the Company operates its learnings services before and after the cessation of K9 Academic AST Services in mainland China. Accordingly, the Company concluded that the cessation of K9 Academic AST Services in mainland China is not considered a strategic shift.

TAL Education Group

September 16, 2022

In summary, the K9 Academic AST services in mainland China do not represent a component of the Company and, therefore, could not be presented as a discontinued operation. Furthermore, even if one were to argue that the K9 Academic AST services in mainland China may meet the definition of a component, the Company believes that the cessation of such services does not represent a strategic shift as the Company continues to provide similar services to same customer groups (kindergarten through grade twelve students).

General

4.	We note your response to comment 8, the referenced Form 6-Ks and the applicable disclosure in this annual report. Specifically, we note your disclosure that:
•	The company ceased offering K9 Academic AST Services in mainland China by the end of December 2021;
•	Such cessation has had a significant negative impact on the company's financial performance for the fiscal year ended February 28, 2022;
•	Revenues from offering K9 Academic AST Services accounted for a substantial majority of the company's total revenues prior to such cessation; and
•	Ceasing K9 Academic AST Services is expected to have a significant negative impact on the company's financial performance for the fiscal year ending February 28, 2023 and subsequent periods.

Please amend your annual report to specifically discuss and, to the extent possible, quantify the significant negative impacts. In this regard, please quantify the portion of the company's historic revenues that will be impacted by the cessation of offering K9 Academic AST Services. We also note that certain other information (impacts on property and equipment, intangible assets, goodwill, operating lease right-of-use, etc.) is contained in the company's audited financial statement footnotes but such information should be consolidated and presented in the forepart of Item 3 along with the other China-based company disclosure and elsewhere as applicable. The significant negative impacts should be presented in such a manner to allow investors to fully understand the negative impacts cessation will have on the company's business, operations and financial performance.

TAL Education Group

September 16, 2022

In response to the Staff’s comment, the Company respectfully proposes to amend its 2022 Form 20-F to provide the relevant disclosure as follows. Page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure.

Page 13 (in Item 3, following the other China-based company disclosure):

Cessation of K9 Academic AST Services in mainland China

In compliance with regulatory policies promulgated in 2021, including the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education published in July 2021 by the General Office of the CPC Central Committee and the General Office of the State Council, or the Alleviating Burden Opinion Regarding Compulsory Education, we ceased offering the K9 Academic AST Services in mainland China at the end of 2021. The cessation of K9 Academic AST Services in mainland China has had a significantly negative impact on our financial performance for the fiscal year ended February 28, 2022 since revenues from offering K9 Academic AST Services in mainland China accounted for a substantial majority of our total revenues prior to the cessation, and is expected to have a significantly negative impact on our financial performance for the fiscal year ending February 28, 2023 and subsequent periods, compared with that of previous years. More specifically, the impact of cessation of K9 Academic AST Services in mainland China includes the following items in our consolidated financial statements:

Net Revenues

Our total net revenues decreased by 2.3% to $4,390.9 million for the fiscal year ended February 28, 2022 from $4,495.8 million for the fiscal year ended February 28, 2021. The decrease was mainly driven by the cessation of the K9 Academic AST Services in mainland China by the end of December 2021. Furthermore, the Company estimated that for the fiscal years ended February 28, 2021 and 2022, the ceased revenue streams, primarily including K9 Academic AST Services in mainland China, accounted for approximately 80% to 85% of our total revenues. Such percentages represent estimates based on the fees charged for various classes historically as the Company did not maintain discrete financial information for its K9 Academic AST services in mainland China in the past.

Property and Equipment

$256.0 million impairment loss was recorded for certain property and equipment and the leasehold improvements of certain learning centers and offices in the fiscal year ended February 28, 2022, mostly due to the downsize of learning centers as result of regulatory changes and the cessation of K9 Academic AST Services in mainland China.

TAL Education Group

September 16, 2022

Intangible Assets

For the fiscal year ended February 28, 2022, an impairment loss of $51.5 million was recorded on our acquired intangible assets as a result of the changes in business outlook primarily due to the regulatory development which led to the cessation of K9 Academic AST Services in mainland China.

Goodwill

Due to regulatory developments over the after-school tutoring services, we noted impairment indicators during the fiscal year ended February 28, 2022. As a result, an impairment loss totaled at $453.6 million was recorded for the year. Goodwill was fully impaired as of February 28, 2022 as a result of changes in the regulatory and the operating environment which led to the changes of our business outlook. The fair value of the reporting units was determined by us with the assistance of independent valuation appraisers using the income-based valuation methodology.

Leases

Certain of our leases were terminated before the expiration of the lease term due to the downsized capacity relating to the cessation of K9 Academic AST Services in mainland China during the fiscal year ended February 28, 2022, and the relevant right-of-use asset, with a carrying amount totaled at $1.1 billion, and the corresponding lease liability were derecognized upon the effectiveness of the early termination.

*     *     *

Very truly yours,

/s/ Alex Zhuangzhuang Peng
Alex Zhuangzhuang Peng
President and Chief Financial Officer

cc:	Bangxin Zhang, Chairman and Chief Executive Officer, TAL Education Group
Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yan Wang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP